Exhibit 99.1

Medigus to Acquire 60% Interest of Commercial Property in Miami

The company intends to establish its presence in Miami by acquiring, improving, renovating, developing and selling commercial properties.

Tel Aviv, Israel, Sept. 28, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus” or the “Company”), a technology company engaged in innovative internet technologies, electric vehicle and charging solutions and advanced medical solutions, announced today it has signed an operating agreement with a US-based partner specializing in acquiring, improving, renovating, developing and selling commercial properties in Miami (the “Partner”) for the formation of a joint venture (“JV”), that will purchase, renovate, manage and sell a commercial property in Miami, Florida, USA. The formation of the JV is contingent upon the property’s acquisition by mid-October.

The property consists of 3 parcels containing land of approximately 19,000 square feet which consists of a one 2-story building containing 9,000 square feet, and a one-story building containing 2,800 square feet. The property has additional development rights, and subject to approvals and permits, could result in additional stories.

The initial capital contribution paid by Medigus is $2 million and its initial percentage interest in the JV is 60%, while the Partner interest is 40%. According to the operating agreement, Medigus has full preference in the JV cash distribution, and once the initial contribution by Medigus has been fully repaid, Medigus’ interest in the JV will decrease to 30%.

Medigus intends to continue and explore additional opportunities in Miami for the purpose of acquiring, improving, renovating, further developing and selling the properties, directly or indirectly, through one or more of its subsidiaries.

According to PwC 2023 Emerging Trends in Real Estate survey, Miami, FL is ranked first in U.S office property and U.S retail property to buy, hold and sell recommendations, in addition to ranking second in U.S Industrial and Hotel properties to buy, hold and sell recommendations.

According to PropStream, Miami’s population is growing while unemployment declines, real estate costs are rising alongside greater availability while more corporations are relocating to Miami and bringing their employees with them.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, engaged in innovative internet technologies, electric vehicle and charging solutions and advanced medical solutions. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. by way of Fuel Doctor Holdings, Inc., and ParaZero Technologies Ltd. are also part of the Company’s portfolio of technology solution providers. Medigus’ affiliation in the medical solutions arena includes ownership in Polyrizon Ltd. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.  For example, Medigus uses forward looking statements when it discusses its intention to investigate further opportunities in the Miami market and when it refers the expected acquisition of the property under the operating agreement and its potential prospects.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.th

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com